51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Merus Labs International Inc.
470 Granville Street, Suite 503
Vancouver, BC V6C 1V5

Item 2 Date of Material Change

July 10, 2012

Item 3 News Release

The news release was issued on July 11, 2012 through Marketwire.

Item 4 Summary of Material Change

The Company announced that it acquired from Novartis Pharma AG (“Novartis”) the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets.

Item 5 Full Description of Material Change

See attached news release.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

None.

Item 8 Executive Officer

For further information please contact Andrew Patient, Chief Financial Officer at 416-593-3725

Item 9 Date of Report

July 12, 2012

MERUS LABS INTERNATIONAL INC.

ANNOUNCES ACQUISITION OF EMSELEX®/ENABLEX®

Toronto, July 11, 2012 - Merus Labs International Inc. (“Merus” or the “Company”) [TSX: MSL, NASDAQ: MSLI] is pleased to announce that it has acquired from Novartis Pharma AG (“Novartis”) the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. Darifenacin is a muscarinic antagonist indicated for the treatment of overactive bladder with symptoms of urge urinary incontinence, urgency and frequency. In calendar year 2011, the product had net sales of approximately US$23 million in the territories acquired.

The Company funded the Emselex®/Enablex® acquisition with cash on hand and a debt facility provided to Merus by PDL BioPharma, Inc. (“PDL”) [NASDAQ: PDLI], a company supporting the healthcare industry with creative financing solutions. Other financial terms of the acquisition were not disclosed. Pursuant to the acquisition, Merus acquired the Emselex®/Enablex® trademark and patent, certain related intellectual property, and other information and materials required to continue marketing the brand in the territories acquired.

“We are pleased to have completed this product acquisition with Novartis, a top tier pharmaceutical company, which has built significant brand equity in the Emselex®/Enablex® product over the years. The addition of darifenacin will broaden the Company’s existing product portfolio, expand our geographic focus, and bring scale to our business. We are also pleased to have entered into a strategic relationship with PDL, a sophisticated healthcare investor which we look forward to working with regarding financing solutions for future product acquisition opportunities,” said Elie Farah, President and CEO-elect of Merus Labs International Inc.

Byron Capital Markets Ltd. of Toronto, Canada acted as advisor to Merus in regard to the transaction.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by the introduction of a focused marketing and promotion plan.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus’ actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus’ products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus’ plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information please contact:

Merus Labs International Inc.

Elie Farah
President and CEO-elect
Tel: (416) 593-3701
efarah@meruslabs.com

Dr. Ahmad Doroudian
Chief Executive Officer
Tel: (604) 805 7783
adoroudian@meruslabs.com